CETUS CAPITAL ACQUISITION CORP.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

11602 Taipei, Taiwan, R.O.C.

BY EDGAR

September 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Ruairi Regan

RE:	Cetus Capital Acquisition Corp.
Registration Statement on Form S-1
Filed July 28, 2022
File No. 333-266363

Dear Sir / Madam:

On behalf of our client, Cetus Capital Acquisition Corp. (the “Company”), a Delaware corporation, we hereby submit this letter in response to the comments set forth in that certain letter dated August 23, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Registration Statement on Form S-1 that the Company originally filed with the Commission on July 28, 2022 (File No. 333-266363) (the “Registration Statement”).

The Company is responding to the Staff’s comments by filing an Amendment No. 1 to the Registration Statement that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	General

We note your risk factor on page 61 indicating that all of your officers and directors are located outside of the United States and that one of your directors is located in China. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your director being located in China and given that one or more of your officers and directors may be located in China or Hong Kong after the business combination. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, discuss specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please ensure that your risk factor disclosures are consistent with the separate section.

Response

In response to this comment, we have included a separate Enforceability of Civil Liabilities section on page 158 of Amendment No. 1 to the Registration Statement.

Comment 2	Cover Page

We note that members of your management team appear to be based in or have had significant activities and relationships with China or Chinese entities. Please disclose these significant ties to China prominently on the prospectus cover page. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response

In response to this comment, we have included a new paragraph on the cover page of the prospectus contained in Amendment No. 1 to the Registration Statement.

Comment 3	Cover Page

Please revise the cover page to disclose that your executive officers’ and directors’ location in and/or significant ties to China may make you a less attractive partner to a non-China based target company, and discuss the impact this could have on your search for an initial business combination. Please include corresponding risk factor disclosure as well.

Response

In response to this comment, we have included a new paragraph on the cover page of the prospectus contained in Amendment No. 1 to the Registration Statement.

Comment 4	Table of Contents, page 1

We note your statement that “we cannot assure you of the accuracy or completeness of such [third-party] information contained in this prospectus” in the penultimate paragraph on page 1 below the table of contents. Please delete this statement. Investors are entitled to rely on your disclosure and you are responsible for the accuracy and completeness of the information you provide in the prospectus.

Response

In response to this comment, we have deleted, in Amendment No. 1 to the Registration Statement, the statement “we cannot assure you of the accuracy or completeness of such [third-party] information contained in this prospectus” in the penultimate paragraph on page 1 below the table of contents.

Comment 5	Summary, page 2

In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response

In response to this comment, we have enhanced the disclosure in the summary of risk factors contained in Amendment No. 1 to the Registration Statement to disclose the risks that having a majority of our directors and officers based in or having significant ties to China pose to investors.

Comment 6	Summary, page 2

Disclose each permission or approval that your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

Response

In response to this comment, we have added a new subsection on page 8 of Amendment No. 1 to the Registration Statement entitled “Permission Required from the Chinese Authorities for this Offering and a Business Combination.”

Comment 7	Summary, page 2

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response

In response to this comment, we have enhanced the disclosure in the summary of risk factors contained in Amendment No. 1 to the Registration Statement to disclose that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist our securities. We have also disclosed in Amendment No. 1 to the Registration Statement that our auditor, MaloneBailey LLP, is subject to the determinations announced by the PCAOB on December 16, 2021.

Comment 8	Risk Factors, page 30

Please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response

We have added a risk factor beginning on page 31 of Amendment No. 1 to the Registration Statement, entitled “U.S. laws and regulations, including the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act, may restrict or eliminate the trading of our securities and also may restrict or eliminate our ability to complete a business combination with certain companies”, to address this comment.

Comment 9	Risk Factors, page 30

Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response

We have added a risk factor on page 30 of Amendment No. 1 to the Registration Statement, entitled “Given the Chinese government’s potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our search for a target business and/or the value of the securities we are registering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate.”, to address this comment.

Comment 10	Risk Factors, page 30

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response

We have added a risk factor beginning on page 30 of Amendment No. 1 to the Registration Statement, entitled “The Chinese government has indicated its intent to intervene in or influence a PRC company’s business operations at any time or to exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations post business combination and/or the value of its securities. Additionally, governmental and regulatory interference could significantly limit or completely hinder a target company’s ability to offer or continue to offer securities to investors post business combination and cause the value of such securities to significantly decline or be worthless.” to address this comment.

Comment 11	Risk Factors, page 30

Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response

In response to this comment, we have expanded our risk factor disclosures in Amendment No. 1 to the Registration Statement to address PRC regulations concerning mergers, acquisitions and investments by foreign investors to which we may be subject that may impact our initial public offering or our search for a business combination target.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Chung-Yi Sun